EXHIBIT 99.2

Reconciliation of Canadian GAAP to United States GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our unaudited interim consolidated financial statements for the nine months ended September 30, 2010. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the interim periods shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the period ended September 30	Three months		Nine months
(in $ millions, except share amounts) (unaudited)	2010	2009	2010	2009
Earnings from continuing operations – Canadian GAAP	555	584	1,809	1,372
Differences
Selling, general and administrative expenses
Employee benefit plans (b) (c)	(55)	(86)	(236)	(191)
Depreciation and amortization expense
Deferred costs and finite-life intangible assets (a)	(2)	1	(3)	5
Capitalized interest (g)	(19)	(20)	(57)	(56)
Restructuring and other (a)	–	–	–	7
Other income (expense)
Business combinations (f)	(5)	98	(18)	98
Other	–	–	(4)	(2)
Interest expense
Capitalized interest (g)	20	27	56	74
Income taxes
Cumulative tax effect of the above items	17	28	43	56
Unrecognized tax benefits (h)	(146)	(118)	(198)	(128)
Non-controlling interest (d)	80	90	239	254
Earnings from continuing operations – U.S. GAAP	445	604	1,631	1,489
Discontinued operations – Canadian GAAP	–	–	–	(10)
Difference (d) (f)	–	(3)	–	(8)
Discontinued operations – U.S. GAAP	–	(3)	–	(18)
Net earnings – U.S. GAAP	445	601	1,631	1,471
Net earnings attributable to the non-controlling interest (d)	(79)	(87)	(236)	(247)
Net earnings attributable to BCE	366	514	1,395	1,224
Dividends on preferred shares – Canadian and U.S. GAAP	(27)	(26)	(83)	(81)
Net earnings attributable to BCE common shareholders – U.S. GAAP	339	488	1,312	1,143
Net earnings per common share – basic and diluted, U.S. GAAP
Continuing operations	0.45	0.64	1.72	1.50
Discontinued operations	–	–	–	(0.02)
Net earnings	0.45	0.64	1.72	1.48
Average number of common shares outstanding – basic (millions)	756.7	767.2	760.7	774.8

Consolidated Statements of Comprehensive Income

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2010	2009	2010	2009
Other comprehensive (loss) income, net of income taxes and non-controlling interest – Canadian GAAP	(19)	58	(91)	88
Differences
Net change in unrealized gains and losses on derivatives designated as cash flow hedges (d) (e)	2	1	5	9
Employee benefit plans (b) (c) (d)	56	66	163	185
Other comprehensive income, net of income taxes – U.S. GAAP	39	125	77	282
Net earnings – U.S. GAAP	445	601	1,631	1,471
Comprehensive income – U.S. GAAP	484	726	1,708	1,753
Comprehensive income attributable to non-controlling interest (d)	(88)	(95)	(223)	(277)
Comprehensive income attributable to BCE	396	631	1,485	1,476

Consolidated Statements of Accumulated Other Comprehensive Loss

	September 30,	December 31,
(in $ millions) (unaudited)	2010	2009
Currency translation adjustment	(1)	(2)
Available-for-sale financial assets and derivatives designated as cash flow hedges (d) (e)	(7)	80
Benefit plans (b) (c) (d)
Net actuarial losses	(2,043)	(2,186)
Net past service costs	62	43
Net transitional obligations	(1)	(2)
Accumulated other comprehensive loss – U.S. GAAP	(1,990)	(2,067)
Accumulated other comprehensive income attributable to non-controlling interest (d)	495	482
Accumulated other comprehensive loss attributable to BCE – U.S. GAAP	(1,495)	(1,585)

Consolidated Balance Sheets

	September 30,			December 31,
		2010			2009
	Canadian		U.S.	Canadian		U.S.
(in $ millions) (unaudited)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	1,185	–	1,185	687	–	687
Accounts receivable	1,475	–	1,475	1,605	–	1,605
Future income taxes (f)	143	(12)	131	110	(7)	103
Inventory	459	–	459	448	–	448
Prepaid expenses	308	–	308	296	–	296
Other current assets	190	–	190	137	–	137
Current assets of discontinued operations	1	–	1	1	–	1
Total current assets	3,761	(12)	3,749	3,284	(7)	3,277
Capital assets
Property, plant and equipment (f) (g)	19,444	626	20,070	19,441	624	20,065
Finite-life intangible assets (a) (f) (g)	2,361	105	2,466	2,541	110	2,651
Indefinite-life intangible assets (f)	3,885	4	3,889	3,803	4	3,807
Total capital assets	25,690	735	26,425	25,785	738	26,523
Other long-term assets (f) (l)	3,214	(2,343)	871	3,207	(2,276)	931
Goodwill (f)	5,771	96	5,867	5,774	94	5,868
Total assets	38,436	(1,524)	36,912	38,050	(1,451)	36,599
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites (f)	3,962	(18)	3,944	3,716	(29)	3,687
Interest payable	129	–	129	113	–	113
Dividends payable	388	–	388	354	–	354
Debt due within one year (j)	1,139	10	1,149	600	11	611
Current liabilities of discontinued operations	4	–	4	3	–	3
Total current liabilities	5,622	(8)	5,614	4,786	(18)	4,768
Long-term debt (e) (j)	9,899	22	9,921	10,299	25	10,324
Other long-term liabilities (f) (l)	4,647	288	4,935	4,942	115	5,057
Total liabilities	20,168	302	20,470	20,027	122	20,149
Non-controlling interest in subsidiaries (d)	1,013	(1,013)	–	1,049	(1,049)	–
EQUITY (d) (f) (k)
BCE shareholders’ equity
Preferred shares	2,770	–	2,770	2,770	–	2,770
Common shares (i)	12,741	(65)	12,676	12,921	(65)	12,856
Contributed surplus (f)	2,473	(1,537)	936	2,490	(1,538)	952
Accumulated other comprehensive income (loss)	1	(1,496)	(1,495)	92	(1,677)	(1,585)
(Deficit) retained earnings	(730)	1,768	1,038	(1,299)	2,182	883
Total BCE shareholders’ equity	17,255	(1,330)	15,925	16,974	(1,098)	15,876
Non-controlling interest in subsidiaries (d)	–	517	517	–	574	574
Total equity	17,255	(813)	16,442	16,974	(524)	16,450
Total liabilities and equity	38,436	(1,524)	36,912	38,050	(1,451)	36,599

Consolidated Statements of Cash Flows

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2010	2009	2010	2009
Cash flows from operating activities – Canadian GAAP	1,670	1,537	4,156	3,936
Difference
Capitalized interest (g)	20	27	56	74
Cash flows from operating activities – U.S. GAAP	1,690	1,564	4,212	4,010
Cash flows used in investing activities – Canadian GAAP	(766)	(992)	(1,856)	(2,451)
Difference
Capitalized interest (g)	(20)	(27)	(56)	(74)
Cash flows used in investing activities – U.S. GAAP	(786)	(1,019)	(1,912)	(2,525)
Cash flows used in financing activities – Canadian and U.S. GAAP	(647)	(1,114)	(1,803)	(3,363)
Cash flows from (used in) continuing operations – U.S. GAAP	257	(569)	497	(1,878)
Cash flows (used in) from discontinued operating activities – Canadian and U.S. GAAP	–	(2)	1	(7)
Cash flows (used in) from discontinued investing activities – Canadian and U.S. GAAP	–	(6)	–	11
Net increase (decrease) in cash and cash equivalents	257	(577)	498	(1,874)
Cash and cash equivalents at beginning of period	929	1,766	688	3,063
Cash and cash equivalents at end of period	1,186	1,189	1,186	1,189
Consists of:
Cash and cash equivalents of continuing operations	1,185	1,187	1,185	1,187
Cash and cash equivalents of discontinued operations	1	2	1	2
Total	1,186	1,189	1,186	1,189

Description of United States GAAP Differences

All amounts are in millions of Canadian dollars, except where noted.            (unaudited)

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain development costs, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income of $209 million in June 2007.

(d) Consolidation

Under Canadian GAAP, net earnings and other comprehensive income exclude amounts attributable to the non-controlling interest. Under United States GAAP these amounts are included in net earnings and other comprehensive income. Also under United States GAAP, non-controlling interest in subsidiaries is presented in the balance sheet as a separate component of equity.

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission. Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met.

Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

Description of United States GAAP Differences

(f) Sale of Businesses, Business Combinations and Goodwill

Beginning January 1, 2009 under United States GAAP, we remeasure to fair value our previously held equity interest in an entity when we acquire control and recognize a corresponding gain or loss in income. Acquisition-related transaction costs are expensed as incurred and restructuring costs are accrued and included in the purchase price allocation only if they are an acquired liability. Under Canadian GAAP, there is no remeasurement of our previously held equity interest, and transaction costs and restructuring provisions directly related to the acquisition are included in the purchase price allocation and restructuring provisions.

Also beginning January 1, 2009 under United States GAAP, we recognize a bargain purchase gain relating to an acquisition for any excess of the fair value of net assets acquired over the purchase price paid. Under Canadian GAAP, any excess generally reduces the carrying amounts attributed to the net assets acquired.

During the nine months ended September 30, 2010, under United States GAAP, we recorded a charge to income of $18 million relating to business combinations, including $8 million of restructuring costs (income of $98 million, net of transaction costs and directly related restructuring costs of $7 million for the nine months ended September 30, 2009, comprised mainly of a gain on remeasurement of a previously held equity interest in an entity in which we acquired a controlling interest in 2009 and a bargain purchase gain on a business combination completed in 2009).

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of businesses sold, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP, borrowing costs must be capitalized for all qualifying assets under construction.

(h) Income Taxes

Under United States GAAP, an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely to be realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not to be realized.

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for the years through 2000. Canadian federal income tax returns for taxation years ended December 31, 2001 through December 31, 2009 are currently under examination by the Canada

Description of United States GAAP Differences

Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions) (unaudited)
Balance at January 1, 2010	711
Increases based on tax positions related to the current year	2
Increase for tax positions of prior years	192
Decrease for tax positions of prior years	(177)
Settlements	(12)
Balance at September 30, 2010	716

The balance of $716 million at September 30, 2010 includes $271 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $445 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in any future periods. Subject to the results of audit examinations by taxing authorities and to legislative amendments, BCE does not anticipate adjustments to the amount of unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

BCE records interest and penalties related to income tax positions in income tax expense. For the three and nine months ended September 30, 2010, BCE recorded $ nil million and $13 million of interest, respectively, and $ nil for penalties (reversed $42 million and $29 million of interest for the three and nine months ended September 30, 2009, respectively, and recorded $ nil for penalties). BCE had accrued $186 million for interest and $ nil for penalties at September 30, 2010 ($173 million and $ nil, respectively at December 31, 2009).

(i) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(j) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

Description of United States GAAP Differences

(k) Changes in Shareholders’ Equity

					Accumulated
For the nine months ended			Common		other		Non-
September 30, 2010		Preferred	shares,	Contributed	comprehensive	Retained	controlling
(in $ millions) (unaudited)	Total	shares	net	surplus	loss	earnings	interest
Beginning balance	16,450	2,770	12,856	952	(1,585)	883	574
Net earnings	1,631					1,395	236
Other comprehensive income
Net change in unrealized gains (losses) on available-for-sale financial assets	(124)				(124)		–
Net change in gains (losses) on derivatives designated as cash flow hedges	37				34		3
Net change in currency translation adjustment	1				1		–
Benefit plans	163				179		(16)
Other comprehensive income	77
Net repurchase of BCE common shares	(373)		(211)	(14)		(148)
Dividends on BCE common and preferred shares	(1,091)					(1,091)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(277)						(277)
Other	25		31	(2)		(1)	(3)
	16,442	2,770	12,676	936	(1,495)	1,038	517

					Accumulated
For the nine months ended			Common		other		Non-
September 30, 2009		Preferred	shares,	Contributed	comprehensive	Retained	controlling
(in $ millions) (unaudited)	Total	shares	net	surplus	loss	earnings	interest
Beginning balance	17,071	2,770	13,374	991	(1,498)	841	593
Net earnings	1,471					1,224	247
Other comprehensive income
Net change in unrealized gains on available-for-sale financial assets	109				109		–
Net change in gains (losses) on derivatives designated as cash flow hedges	(15)				(24)		9
Net change in currency translation adjustment	3				3		–
Benefit plans	185				166		19
Other comprehensive income	282
Net repurchase of BCE common shares	(808)		(520)	(44)		(244)
Dividends on BCE common and preferred shares	(988)					(988)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(277)						(277)
Other	9		2	4			3
	16,760	2,770	12,856	951	(1,244)	833	594

Description of United States GAAP Differences

(l) Other Long-Term Assets and Other Long-Term Liabilities

	September 30,	December 31,
(in $ millions) (unaudited)	2010	2009
Other long-term assets
Deferred costs (a) (f)	(7)	(3)
Employee benefit plans (b)	(3,229)	(3,213)
Future income taxes (f) (h)	856	899
Debt issue costs (j)	37	41
	(2,343)	(2,276)

	September 30,	December 31,
(in $ millions) (unaudited)	2010	2009
Other long-term liabilities
Employee benefit plans (b)	121	138
Future income taxes and unrecognized tax benefits (f) (h)	167	(23)
	288	115

(m) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At September 30, 2010, such indemnifications amounted to $15 million (2009 – $75 million), of which $5 million expires in 2011, $5 million in 2013, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(n) Fair Value of Financial Instruments

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
(in $ millions) (unaudited)	value	value	value	value
Long-term debt due within one year	931	923	558	565
Long-term debt	9,921	11,055	10,324	10,926
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	91	91	35	35
Currency contracts	(9)	(9)	(73)	(73)
Cross-currency swap	(62)	(62)	(56)	(56)
Interest rate swaps	98	98	68	68

(o) Future Accounting Changes

In October 2009, the FASB amended Topic 605, Revenue Recognition, to address certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under Subtopic 605-25, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. The amendments to Topic 605 also change the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.

Description of United States GAAP Differences

The amendments to Topic 605 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after June 15, 2010. Early adoption is permitted.

We are currently evaluating the impact of adoption of the amendments to Topic 605.